Exhibit 99.63

Solaris Resources Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Solaris Resources Inc.

Opinion

We have audited the consolidated financial statements of Solaris Resources Inc. (the Entity), which comprise:

●	the consolidated statements of financial position as at December 31, 2023 and December 31, 2022;

●	the consolidated statements of net loss and comprehensive loss for the years ended December 31, 2023 and December 31, 2022;

●	the consolidated statements of cash flows for the years ended December 31, 2023 and December 31, 2022;

●	the consolidated statements of changes in equity for the years ended December 31, 2023 and December 31, 2022;

●	and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2023 and December 31, 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

© 2023 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the Entity does not generate operating cash flow from a producing mine, has incurred operating losses to date and requires the additional financing from the senior secured debt facility and the equity financings, subject to conditions or approvals, or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the financial covenant requirement under the senior secured debt facility.

As stated in Note 1 in the financial statements, these events or conditions, along with other matters as set forth in Note 1 in the financial statements, indicate that a material uncertainty exists that may cast significant doubt on the Entity’s ability to continue as a going concern.

Our opinion is not modified in respect of this matter

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2023. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the “Material Uncertainty related to Going Concern” section of the auditor’s report, we have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

Evaluation of indicators of impairment for exploration and evaluation assets related to the La Verde property

Description of the matter

We draw attention to Notes 3(b), 4(d), and 6 of the financial statements. As at December 31, 2023, the Entity has exploration and evaluation assets of $19,741 related to the La Verde property. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Entity has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation on the La Verde property are planned for, results of exploration and evaluation activities on the exploration and evaluation assets, and future commodity prices.

Why the matter is a key matter

We identified the evaluation of indicators of impairment for exploration and evaluation assets as a key audit matter. This matter represented an area of significant risk of material misstatement given the magnitude of exploration and evaluation assets related to the La Verde property. This matter was of most significance due to the judgement required in evaluating the results of our audit procedures to assess the Entity’s determination of whether the factors, individually or in the aggregate, resulted in an indicator of impairment.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

We evaluated the Entity’s analysis of factors within their impairment indicators memorandum by considering whether quantitative and qualitative information in the analysis was consistent with other evidence in other areas of the audit. This included:

●	Information included in the Entity’s press releases and Management’s Discussion and Analysis

●	Information included in the Entity’s technical reports and internal communications to management and the Board of Directors

We compared future commodity prices used by the Entity in the impairment indicators memorandum to external market data.

We assessed the status of the Entity’s rights to explore by inspecting license renewals, discussing with management if any rights were not expected to be renewed and inspecting government submissions made during the year.

We assessed if substantive expenditures on further exploration on the La Verde property in each area of interest are planned for or discontinued by inspecting budgeted expenditures and strategic plans.

Other Information

Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●	Provide those charged with governance for the financial statements with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

●	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG LLP (Signed)

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditor’s report is James Barron, CA, CPA.

Vancouver, Canada

March 28, 2024

Solaris Resources Inc.

Consolidated Statements of Financial Position

As at December 31, 2023 and 2022

(In thousands of United States dollars)

	Note	2023	2022

Assets

Current assets
Cash and cash equivalents		$38,865	$14,770
Prepaids and other	5	523	490
		39,388	15,260

Restricted cash	9	571	313
Exploration and evaluation assets	6	19,929	20,180
Property, plant and equipment	7	1,932	2,782

Total assets		$61,820	$38,535

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$5,274	$8,336
Lease liability	8	88	145
Derivative liability	11	–	365
		5,362	8,846
Long-term liabilities
Lease liability	8	3	90
Reclamation provision	9	1,529	1,271
Loans and borrowings	10	29,363	–
Other long-term liability		137	98
Total liabilities		36,394	10,305

Shareholders’ equity
Common shares	12	206,357	169,952
Reserves	12	16,724	14,924
Deficit		(205,566)	(164,558)
Equity attributable to shareholders of the Company		17,515	20,318
Non-controlling interests	16	7,911	7,912
Total shareholders’ equity		25,426	28,230

Total liabilities and equity		$61,820	$38,535

Nature of operations and going concern (Note 1) Commitments and contingencies (Notes 8, 10, 13, 19(c), 21, 22) Subsequent event (Note 24)

Approved on behalf of the Board:

“Ron Walsh”	“Poonam Puri”
Ron Walsh – Director	Poonam Puri – Director

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended December 31, 2023 and 2022

(In thousands of United States dollars, except share and per share amounts)

	Note	2023	2022

Exploration expenses	13	$30,953	$51,492
General and administrative expenses	14	10,218	8,816
Loss from operations		41,171	60,308

Change in fair value of derivatives	11	105	(1,377)
Finance income, net		(508)	(366)
Impairment of exploration and evaluation assets	6	251	–
Other expense		64	151
Net loss		$41,083	$58,716

Other comprehensive loss (income)
Items that may be reclassified to profit or loss:
Foreign currency translation		(532)	676
Total comprehensive loss		$40,551	$59,392

Net loss attributable to:
Shareholders of the Company		$41,008	$58,657
Non-controlling interest	16	75	59
		$41,083	$58,716

Total comprehensive loss attributable to:
Shareholders of the Company		$40,476	$59,333
Non-controlling interest	16	75	59
		$40,551	$59,392

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.29	$0.52

Weighted average number of shares outstanding
Basic and diluted		142,119,975	113,603,200

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In thousands of United States dollars)

	Note	2023	2022

Cash provided by (used in):
Operations
Net loss for the year		$(41,083)	$(58,716)
Adjustments for:
Change in fair value of derivatives	11	105	(1,377)
Finance income, net		(508)	(366)
Share-based compensation	12	5,134	3,509
Amortization	7	928	783
Impairment of exploration and evaluation assets	6	251	–
Reclamation provision		304	(154)
Other		17	177
Net changes in non-cash working capital items:
Prepaids and other		(37)	474
Accounts payable and accrued liabilities		(3,395)	(2,543)
Reclamation provision settlement		(69)	(109)
Other long-term liability		39	(67)
		(38,314)	(58,389)

Financing
Proceeds from private placement of common shares	10	10,000	–
Proceeds from issuance of loans and borrowings	10	30,000	–
Share issuance and finance costs paid		(617)	–
Proceeds from the exercise of Equinox Warrants, warrants
and stock options		22,336	40,927
Payment of lease liability		(162)	(155)
Contribution from non-controlling interest		74	60
Finance income received, net		637	419
		62,268	41,251

Investing
Restricted cash contribution	9	(258)	(239)
Capital expenditures		(89)	(1,116)
		(347)	(1,355)

Effect of exchange rate change on cash and cash equivalents		488	(634)
Increase (decrease) in cash and cash equivalents		24,095	(19,127)
Cash and cash equivalents, beginning of year		14,770	33,897

Cash and cash equivalents, end of year		$38,865	$14,770

Supplemental cash flow information (Note 23)

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non-controlling interest	Total equity

Balance, December 31, 2022		122,660,841	$169,952	$13,880	$1,044	$14,924	$(164,558)	$7,912	$28,230
Private placement equity financing, net of share issue costs	10	2,659,099	9,734	–	–	–	–	–	9,734
Shares issued on exercise of stock options	12	340,666	253	(105)	–	(105)	–	–	148
Shares issued on exercise of Solaris warrants and Equinox Warrants	12	25,150,589	26,418	(3,761)	–	(3,761)	–	–	22,657
Share-based compensation	12	–	–	5,134	–	5,134	–	–	5,134
Contribution from non-controlling interest		–	–	–	–	–	–	74	74
Net loss and comprehensive loss		–	–	–	532	532	(41,008)	(75)	(40,551)
Balance, December 31, 2023		150,811,195	$206,357	$15,148	$1,576	$16,724	$(205,566)	$7,911	$25,426

Balance, December 31, 2021		108,827,567	$119,555	$19,834	$1,720	$21,554	$(105,901)	$7,911	$43,119
Shares issued on redemption of RSUs and pRSUs	12	472,125	149	(149)	–	(149)	–	–	–
Shares issued on exercise of stock options	12	81,834	89	(35)	–	(35)	–	–	54
Shares issued on exercise of Solaris warrants and Equinox Warrants	12	13,279,315	50,159	(9,279)	–	(9,279)	–	–	40,880
Share-based compensation	12	–	–	3,509	–	3,509	–	–	3,509
Contribution from non-controlling interest		–	–	–	–	–	–	60	60
Net loss and comprehensive loss		–	–	–	(676)	(676)	(58,657)	(59)	(59,392)
Balance, December 31, 2022		122,660,841	$169,952	$13,880	$1,044	$14,924	$(164,558)	$7,912	$28,230

The accompanying notes form an integral part of these consolidated financial statements.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

1.	Nature of operations and going concern

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares trade on the Toronto Stock Exchange under the symbol “SLS”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico, the Ricardo property (“Ricardo”) in Chile and the Tamarugo property (“Tamarugo”) in Chile. The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and advances from the senior secured debt facility (the “Senior Loan”) to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares and/or advances from the Senior Loan (see below) in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all.

As at December 31, 2023, the Company had cash and cash equivalents of $38,865. In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestones. The Company also received $10,000 on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met. There are no guarantees that the Company will meet the conditions to receive the additional amounts under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada. Subsequent to December 31, 2023, the Company entered into a subscription agreement for approximately C$130,000 of common shares. Closing of this transaction is subject to customary conditions precedent and applicable regulatory approvals including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China. It is currently uncertain when the required approvals will be received or if the approvals will be received at all. Based on its current forecasted expenditures, the Company requires the additional financing from the Senior Loan and the equity financings or additional new financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan. As a result, material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.

2.	Basis of preparation

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 28, 2024.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities recognized at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information. These consolidated financial statements are presented in United States dollars (“US dollars”).

c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is transferred to the Company until the date that control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These consolidated financial statements include the accounts of the Company and its subsidiaries as described below:

Company	Location	Ownership interest
Lowell Copper Holdings Inc.	Canada	100%
1330783 B.C. Ltd.	Canada	100%
Lowell Copper Holdings (US) Inc.	Canada	100%
Solaris Exploration Inc.	Canada	100%
Lowell Copper (US) Inc.	United States	100%
Lowell Mineral Exploration Ecuador S.A.	Ecuador	100%
Solaris Resources Ecuador S.A.S.	Ecuador	100%
Minera Ricardo Resources Inc. S.A.	Chile	100%
Solaris Copper SpA	Chile	100%
Lowell Copper S.A.C.	Peru	100%
Minera Gabriella S.A. de C.V.	Mexico	100%
Ascenso Inversiones S.A.	Guatemala	100%
Catalyst Copper Corp.	Canada	100%
Minera Hill 29, S.A. de C.V.	Mexico	100%
Minera Torre de Oro, S.A.P.I. de C.V.	Mexico	60%

d)	Functional and presentation currency

The functional currency of the Company and each of its subsidiaries is determined by the currency of the primary economic environment in which the entity operates. The functional currency of the Company is Canadian dollar. The functional currency of the Company’s subsidiaries and the Company’s reporting currency is the US dollar.

For the purpose of preparing the consolidated financial statements, the assets and liabilities are first expressed in the entity’s respective functional currency and translated into the US dollar presentation currency using exchange rates prevailing at the reporting date, while the income and expense items are translated at the average exchange rates for the period. Translation differences are recognized in other comprehensive income (loss) and recorded in the “foreign currency translation reserves” included in equity.

3.	Material accounting policies

a)	Exploration and evaluation

Exploration and evaluation expenditures relate to costs incurred in the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include permitting, community engagement, exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering of exploration data through geophysical studies.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

The Company capitalizes significant direct costs of acquiring resource property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred, including those related to asset retirement obligations, are expensed as incurred up to the date the technical feasibility and commercial viability of extracting a mineral resource are demonstrable for a project and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licenses to develop the mineral property. At this point, exploration and evaluation assets are assessed for impairment and then reclassified to property, plant and equipment. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, with any impairment loss recognized as an expense.

Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, non-compliance with regulatory requirements or title may be affected by undetected defects.

b)	Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated amortization and accumulated impairment losses. The cost of an item of property, plant and equipment consists of purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Property, plant and equipment, including major components, are depreciated using the straight-line method over their estimated useful lives, typically ranging from 3 to 10 years.

Right-of-use assets are depreciated using the straight-line method from the date the asset is available for use by the Company to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful life of the right-to-use assets are determined on the same basis as that of property, plant and equipment.

The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for property, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

c)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset that is physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then no right of use asset is identified.

●	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

Payments related to short-term leases and leases of low-value assets are recognized as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The Company recognizes a right-to-use asset and a corresponding lease liability on the date the leased asset is available for use by the Company.

The right of use asset and corresponding lease liability are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The cost of the right of use asset also includes any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located, less any lease incentives received.

d)	Reclamation provision

A reclamation provision is recognized at the time the legal or constructive obligation first arises which is generally the time when the environmental disturbance occurs. Provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability. Upon initial recognition, reclamation costs related to exploration and evaluation activities are included as exploration expenses in net loss. Following the initial recognition of the provision, the carrying amount of the provision is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized in exploration expenses.

e)	Financial instruments

Financial instruments are recognized initially at fair value. Subsequent to initial recognition, financial instruments are classified and measured as described below.

Transaction costs associated with financial instruments carried at fair value through profit or loss are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

(i)	Financial asset at amortized cost

Financial assets are recorded at amortized cost if both of the following criteria are met: 1) the objective of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and interest.

The Company’s cash and cash equivalents, amounts receivable and due from a related party are recorded at amortized cost as they meet the required criteria.

(ii)	Financial liabilities

Accounts payable and accrued liabilities and loans and borrowings are accounted for at amortized cost using the effective interest rate method.

(iii)	Derivatives

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed. The Company’s derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in net income or loss. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. The obligation to issue shares on exercise of Equinox Warrants met the definition of a derivative.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

f)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. If the completion of a share equity transaction is considered likely, professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred share issue costs until the financing transactions are completed; otherwise, they are expensed as incurred. Deferred share issue costs related to financing transactions that are not completed are charged to expenses. Proceeds related to the issuance of units are allocated between the common shares and warrants on a relative fair value basis where warrants are classified as equity instruments. For warrants classified as derivative liabilities, the fair value of the warrants is determined with the residual amount allocated to common shares.

g)	Impairment

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash generating unit” or “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount. An impairment charge is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable amortization, if no impairment loss had been recognized.

Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For amounts receivable and due from a related party, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

h)	Share-based payments

Stock options

The Company grants stock options to acquire common shares to directors, officers, employees and consultants. The Board of Directors determines the specific grant terms within the limits set by the Company’s stock option plan.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

The fair value of the estimated number of stock options that will eventually vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period of the stock options, with a corresponding increase in shareholders’ equity (in other reserves). The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date.

Restricted share units

The Company grants to employees, officers, directors and consultants, restricted share units (“RSUs”) in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU plan are exercisable into common shares for no additional consideration after the vesting conditions, as specified by the Board of Directors, are met. The Company intends to settle each RSU with one common share of the Company and therefore RSUs are accounted for as equity-settled instruments.

RSUs are measured at fair value on the date of grant and the corresponding share-based compensation is recognized over the vesting period in exploration or general and administration expenses, as applicable.

In addition to service conditions, RSUs may have non-market-based performance vesting conditions (“pRSUs”). Share-based compensation for these pRSUs is measured on the grant date but is recognized only when it is more likely than not that the performance vesting conditions will be met.

i)	Income tax

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is recognized for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, temporary differences arising on the initial recognition of goodwill and temporary differences relating to the investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

j)	Earnings per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise the Company’s obligation to issue shares on exercise of Equinox Warrants, the Company’s own warrants, stock options, RSUs and pRSUs. The dilutive effect of these instruments assumes that the proceeds to be received on exercise are applied to repurchase common shares. Dilutive instruments are only included in the dilutive calculations to the extent exercise prices are below the average market price of the common shares. None of the shares issuable on the exercise of options, RSUs, pRSUs, warrants issued by the Company and Equinox Warrants were included in the computation of diluted EPS for periods presented because they are anti-dilutive.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

k)	Amended IFRS standards effective January 1, 2023

The Company applied the amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2 issued by the IASB under Disclosure of Accounting Policies effective January 1, 2023. The amendments require entities to disclose their ‘material’, rather than ’significant’ accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. While the amendments did not result in any changes to the Company’s accounting policies themselves, they impacted the accounting policy information disclosed in the Company’s consolidated financial statements. The accounting policy information disclosed in Notes 2 and 3 reflect the Company’s material accounting policies.

Certain other new standards, interpretations, and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee. However, these updates either are not applicable to the Company or are not material to the consolidated financial statements.

l)	Amended IFRS standards not yet effective

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which amended IAS 1 to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current.

In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested. The above amendments are effective for the Company’s annual reporting period beginning on January 1, 2024. As disclosed in Note 10, the Company’s Senior Loan is subject to certain covenants including maintaining a minimum unrestricted balance of $5,000 in cash in Canada.

At December 31, 2023, the Company was in compliance with all covenants. The impacts of initial application of the amendments on the Company’s condensed consolidated interim financial statements for the three months ending March 31, 2024 and for future periods will depend on the Company’s right to defer settlement of its liabilities at the end of such reporting period and can include increased disclosure in respect of its compliance with related covenants.

4.	Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

Judgements and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Determination of functional currencies

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of Solaris is the Canadian dollar, and the functional currency of each subsidiary entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

b)	Embedded derivatives and valuation of derivative and other financial instruments

Determination of whether terms embedded in contracts are derivatives and whether those derivatives are required to be separated requires judgement. Specifically, judgement was required to conclude that the prepayment option and certain other clauses embedded in the Senior Loan did not require separation and valuation as a separate derivative. The valuation of the Company’s derivative financial instruments required the use of option pricing models or other valuation techniques. Measurement of the Company’s obligation to issue shares upon exercise of Equinox Warrants classified as a derivative was based on a Monte Carlo simulation model which used assumptions with respect to share price, expected life, share price volatility, correlation assumptions and discount rates.

c)	Reclamation provision

The ultimate costs for reclamation and rehabilitation are uncertain, and cost estimates can vary in response to many factors, including estimates of the nature, extent and timing of rehabilitation activities, technological changes, regulatory changes, changes in inflation rates, the risk-free interest rate used for discounting future cash flows, foreign exchange rates, and estimates of the underlying currencies in which the provisions will ultimately be settled. The Company estimates its costs based on studies using current restoration standards and techniques, and the provision at the reporting date represents management’s best estimate of the present value of the future rehabilitation costs required. Significant assumptions related to the reclamation provision are disclosed in Note 9.

d)	Valuation of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires estimates in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Judgement is required in determining whether indicators of impairment exist, including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether expenditures on further exploration and evaluation of resource properties are planned, results of exploration and evaluation activities on the exploration and evaluation assets and future commodity prices.

e)	Share-based compensation

The Company utilizes the Black-Scholes option pricing model to estimate the fair value of stock options granted to directors, officers, employees and consultants of the Company. The use of the Black-Scholes option pricing model requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. The expected term of the options granted is determined based on historical data of the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of a peer group of companies as applicable given the short period for which the Company’s shares have been publicly listed. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in Note 12.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

f)	Going concern evaluation

As discussed in Note 1, these Financial Statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for these Financial Statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used and such adjustments could be material. The Company reviews the going concern assessment at the end of each reporting period. The Company’s assessment of its ability to continue as a going concern requires significant judgement about whether there are material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company must determine whether sufficient financing will be obtained in the near term.

5.	Prepaids and other

As at December 31,	Note	2023	2022
Prepaid expenses and deposits		$230	$137
Supplies inventory		95	102
Taxes recoverable		118	191
Amounts receivable and other		55	15
Due from a related party	21	25	45
		$523	$490

6.	Exploration and evaluation assets

As at December 31,	Note	2023	2022
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	188	188
Ricardo (Chile)	c)	251	251
		20,180	20,180
Impairment of exploration and evaluation assets	c)	(251)	–
		$19,929	$20,180

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,774 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares.

c)	Ricardo

The Company owns a 100% interest in Ricardo, an early-stage exploration porphyry copper prospect located near Calama, Chile in the Calama Mining District. The Ricardo claim block covers approximately 16,000 hectares. The Company has decided not to renew the annual concession fees for Ricardo, resulting in a $251 impairment of the exploration and evaluation assets in the statement of net loss and comprehensive loss for the year ended December 31, 2023.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 12,300 hectares. The Company had entered into a definitive earn-in option agreement with Freeport with respect to 5,100 hectares owned by Freeport and approximately 5,000 hectares 100% owned by the Company (the “Tamarugo Option Agreement”). Effective February 11, 2023, the Tamarugo Option Agreement was terminated.

A finder’s fee obligation in the amount of 500,000 common shares of the Company that were issuable upon discovery of potentially economic mineralization at Tamarugo was also terminated on February 11, 2023.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property.

7.	Property, plant and equipment

	Site infra-structure and equipment	Construction in progress	Warehouse & office equipment & furniture	Right-of-use assets	Total
Cost
As at December 31, 2021	$1,782	$272	$456	$613	$3,123
Additions	563	369	184	92	1,208
Transfers	610	(610)	–	–	–
Disposals	(167)	–	(35)	(179)	(381)
As at December 31, 2022	$2,788	$31	$605	$526	$3,950
Additions	39	8	42	–	89
Transfers	34	(39)	5	–	–
Disposals	(17)	–	(4)	–	(21)
As at December 31, 2023	$2,844	$–	$648	$526	$4,018

Accumulated amortization
As at December 31, 2021	$310	$–	$113	$158	$581
Amortization	438	–	165	180	783
Disposals	(40)	–	(23)	(133)	(196)
As at December 31, 2022	$708	$–	$255	$205	$1,168
Amortization	576	–	176	176	928
Disposals	(10)	–	–	–	(10)
As at December 31, 2023	$1,274	$–	$431	$381	$2,086

Net book value
As at December 31, 2022	$2,080	$31	$350	$321	$2,782
As at December 31, 2023	$1,570	$–	$217	$145	$1,932

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

8.	Lease liability

As at December 31,	2023	2022
Balance, start of year	$235	$324
Additions	–	92
Interest on lease liability recognized in net loss	18	28
Termination of leases	–	(54)
Lease payments for the year	(162)	(155)
Balance, end of year	$91	$235

Less current portion	88	145
Long-term lease liability	$3	$90

During the year ended December 31, 2023, the Company recognized $338 (2022 – $337) in rent payments in office and other expense for two premises that do not meet the definition of a lease (Note 21). The Company is jointly liable for rent payments and uses the assets jointly.

9.	Reclamation provision

As at December 31,	2023	2022
Balance, start of year	$1,271	$1,509
Additions	291	495
Accretion	23	25
Settlement	(69)	(109)
Change in estimate	13	(649)
Balance, end of year	$1,529	$1,271

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at December 31, 2023 are $1,786 (December 31, 2022 – $1,548), which have been inflated at an average rate of 2.10% per annum (December 31, 2022 – 2.22%) and discounted at an average rate of 3.93% (December, 31, 2022 – 3.99%).

Restricted cash of $571 (December 31, 2022 – $313) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza.

10.	Warintza project financing

On December 11, 2023, the Company entered into a financing package with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC (collectively “OMF”), entities managed by Orion Mine Finance Management LP, to provide up to approximately $80,000 in aggregate funding for the advancement of the Warintza project in Ecuador. The financing package is comprised of a $60,000 Senior Loan, a subscription for $10,000 in common shares with a commitment for $10,000 in additional equity financing and a copper offtake agreement to purchase concentrate produced by the Warintza project. On December 19, 2023, the Company also signed a molybdenum offtake agreement with OMF.

i.	Senior Loan – OMF Fund IV SPV D LLC

A first advance of $30,000 was received on December 21, 2023. Two subsequent advances of $15,000 each will be made available upon (a) the approval and adoption of a pre-feasibility study by the Company’s Board of Directors; and (b) the submission of an environmental and social impact assessment approved by an independent environmental and social consultant to progress the Warintza project to the exploitation phase.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

The following table sets out the details of the Company’s loans and borrowings as of December 31, 2023.

As at December 31,	2023
Balance, start of year	$–
Advances	30,000
Transaction costs	(727)
Accrued interest	87
Amortization of transaction cost	3
Balance, end of year	$29,363

Amounts drawn on the Senior Loan bears interest payable quarterly at the higher of (a) adjusted term secured overnight financing rate (“SOFR”) and (b) 2.00%, plus either 7.00% per annum in the case of interest paid in cash, or 7.50% in the case of interest that is accrued to the loan balance in accordance with the Senior Loan agreement. At December 31, 2023, the Senior Loan is measured at amortized cost using an effective interest rate of 13.76%.

The Company has the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Senior Loan and paying it upon maturity. The quarterly interest for the three months ended December 31, 2023 was accrued to the principal amount of the Senior Loan. The principal amount and all accrued and unpaid interest are due on its maturity date on December 11, 2027. The Company may prepay all or any part of the principal amount owing at any time without any premium or penalty.

Any net proceeds received by the Company from the sale of particular assets, the issuance of securities, or compensation for liquidated damages must be allocated toward repaying a portion or all of the Senior Loan, along with accrued interest. However, this repayment requirement does not apply to net proceeds raised from the issuance of securities, provided such net proceeds are: (i) used in connection with the Warintza project; or (ii) used for general corporate and administrative expenses unrelated to the Warintza project in an amount up to $2,500 annually.

The Senior Loan is secured by a first-priority security ranking over the Warintza property and all the presently held and acquired undertakings, property, and assets including the equity interests in Lowell Mineral Exploration Ecuador S.A. and Lowell Copper Holdings Inc. but excluding subsidiaries and assets that are not related to the Warintza project. The Company must comply with certain covenants including maintaining a minimum unrestricted balance of $5,000 in cash in Canada.

ii.	Equity subscription agreement – OMF Fund IV SPV E LLC (the “Investor”)

Under the terms of the subscription agreement, the Investor purchased 2,659,099 common shares from the Company at C$5.11 per share for net proceeds of $9,734, net of $266 in transaction costs. In addition, OMF has committed to provide and the Company may elect to proceed with an additional $10,000 in equity financing when either (a) the Company publishes a pre-feasibility study; or (b) a separate third-party equity financing takes place in an amount of at least $10,000. The Company’s right to proceed with the second tranche expires ten business days after either of these conditions have been met but, in any event, no later than December 11, 2026. The Company may waive its right to elect to proceed with the second tranche.

iii.	Offtake agreements

Under the terms of the offtake agreements, OMF will purchase the greater of (i) 20% of the copper and molybdenum concentrates produced from the Warintza project in each contract year, and (ii) the percentage of production of concentrates required to deliver a minimum 30,000 tonnes of copper and 1,500 tonnes of molybdenum in each contract year as well as the corresponding amount of gold and silver contained in the copper concentrate.

The offtake agreements will expire 20 years after the achievement of commercial production as defined in the agreements. If commercial production has not been achieved by December 31, 2027, then the term will extend by one year for each calendar year that commercial production has not been achieved, and if commercial production has not been achieved by December 31, 2032, then the term is extended for the duration of the mine life as defined in the offtake agreements.

If prior to the 18-month anniversary of the Senior Loan closing date a change of control transaction (as defined in the offtake agreements) is approved by the Company’s board and announced, either party may terminate the offtake agreements prior to the end of the term which will require the Company to then pay $27,000 to OMF to terminate the copper offtake agreement and $3,000 to terminate the molybdenum offtake agreement.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

11.	Derivative

Pursuant to the Arrangement under which Equinox distributed 60% of the shares of the Company to its shareholders in August of 2018, the Company became obligated to issue Solaris common shares on any exercise of then existing Equinox Warrants. The obligation to issue shares on exercise of Equinox Warrants met the definition of a derivative.

As at December 31, 2023, the Company no longer has an obligation with respect to the Equinox Warrants as the last tranche of the Equinox Warrants expired on May 7, 2023 (Note 12(iv)). During the year ended December 31, 2023, the Company issued 150,589 common shares (December 31, 2022 – 2,940) on exercise of 3,011,765 Equinox Warrants (December 31, 2022 – 58,824). A continuity of the derivative liability is as follows:

As at December 31,	2023	2022
Balance, start of year	$365	$1,783
Exercise of warrants	(469)	(7)
Change in fair value	105	(1,377)
Foreign exchange on translation	(1)	(34)
Balance, end of year	$–	$365

12.	Share capital

i.	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 150,811,195 (December 31, 2022 – 122,660,841)

ii.	Share purchase options

For the year ended December 31, 2023, the Company recognized a share-based compensation expense included in general and administrative expenditures of $5,134 (December 31, 2022 – $3,509). The following table shows the change in the shares issuable for Arrangement options and Solaris options during the years ended December 31, 2023 and 2022:

As at December 31,	2023	2022
Balance, start of year	8,131,226	7,982,504
Granted	2,950,000	300,000
Exercised	(340,666)	(81,834)
Forfeited	(183,872)	(69,444)
Balance, end of year	10,556,688	8,131,226

The weighted average exercise price per share of options granted, exercised and forfeited during the year ended December 31, 2023 was C$5.94, C$0.59 and C$4.81, respectively (December 31, 2022 – C$7.36, C$0.85 and C$1.06, respectively). The weighted average share price at the date of exercise of stock options during the year ended December 31, 2023 was $6.00 (December 31, 2022 – $7.53).

The assumptions used in the Black-Scholes option pricing model for the options granted in the years ended December 31, 2023 and 2022 were as follows:

Weighted average	2023		2022
Exercise price per share issuable	C$	5.94	C$	7.36
Expected term (years)		5		5
Volatility[1]		61%		63%
Expected dividend yield		–		–
Risk-free interest rate		3.59%		2.91%
Weighted average fair value per share		3.06		4.06

[1]	The expected volatility of Solaris is based on the historical volatility of the shares of a comparative peer group of companies.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

Arrangement options

Pursuant to the Arrangement under which Equinox distributed the shares of the Company to its shareholders, option holders of Equinox received options of Solaris which were proportionate to, and reflective of the terms of, their existing options of Equinox (“Arrangement options”). As at December 31, 2023, a total of 325,194 (December 31, 2022 – 838,914) Arrangement options are outstanding with each option entitling the holder to one-tenth of a Solaris share. As at December 31, 2023, a total of 32,522 shares (December 31, 2022 – 83,894) are issuable by Solaris upon exercise of the Arrangement options.

Exercise price per Arrangement option (C$)[2]	Number of Arrangement options outstanding	Number of shares issuable	Remaining contractual life (years)
$0.12	325,194	32,522	0.46

[2]	Exercise price per Arrangement option for 1/10th of a Solaris share.

The exercise price of the Arrangement options exercisable at December 31, 2023, attributable to the issuance of a whole Solaris share was C$1.20 (December 31, 2022 – C$1.20).

Solaris options

The following is a summary of the Company’s outstanding and exercisable options as at December 31, 2023:

Outstanding				Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
August 9, 2019	$0.50	400,000	0.61	400,000	0.61
November 18, 2019	0.80	700,000	0.88	700,000	0.88
November 21, 2019	0.80	200,000	0.89	200,000	0.89
January 2, 2020	0.80	350,000	1.01	350,000	1.01
March 20, 2020	0.80	100,000	1.22	100,000	1.22
May 27, 2020	0.80	2,514,166	1.41	2,514,166	1.41
November 2, 2020	4.90	2,300,000	1.84	2,300,000	1.84
March 16, 2021	7.24	300,000	2.21	300,000	2.21
September 15, 2021	13.11	400,000	2.71	200,000	2.71
November 10, 2021	12.45	150,000	2.86	75,000	2.86
August 9, 2022	7.36	300,000	3.61	75,000	3.61
February 24, 2023	5.94	2,810,000	4.15	300,000	4.15
	4.06	10,524,166	2.30	7,514,166	1.63

iii.	Restricted share units

Pursuant to the Arrangement, holders of Equinox restricted share units (“RSUs”) or RSUs with non-market-based performance vesting conditions (“pRSUs”) received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox. The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting. During the year ended December 31, 2023, there were no RSUs redeemed under the provision of the Company’s RSU plan and as of December 31, 2023, 260,836 RSUs and pRSUs are outstanding with 26,085 of Solaris shares issuable. During the year ended December 31, 2022, 2,021,250 RSUs and pRSUs were redeemed resulting in the issuance of 472,125 common shares of the Company to the RSU and pRSU holders. The weighted average share price, at the date of redemption of these RSUs was C$7.48.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

iv.	Shares issuable for Equinox Warrants

Pursuant to the Arrangement, upon exercise of each pre-existing Equinox Warrant, warrant holders were entitled to receive one-fifth of a common share of Equinox and one-twentieth of a Solaris share. Equinox was obligated to pay to Solaris an amount equal to one-tenth of the proceeds received by Equinox on exercise of the warrants. During the year ended December 31, 2023, 150,589 Solaris common shares were issued for the exercise of Equinox Warrants, which represent all the outstanding Equinox Warrants under the Arrangement (December 31, 2022 – 2,940).

A continuity of the Company’s shares issuable for Equinox Warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average price per Solaris share issuable (C$)	Equinox weighted average exercise price[3] (C$)
Outstanding, December 31, 2021	153,529	$2.12	$5.30
Exercised	(2,940)	2.02	5.05
Outstanding, December 31, 2022	150,589	$2.12	$5.30
Exercised	(150,589)	2.12	5.30
Outstanding, December 31, 2023	–	$–	$–

[3]	Equinox Warrants exercise price per one whole Equinox common share and one-quarter Solaris common share issuable.

v.	Share purchase warrants

The following is a summary of the Company’s warrants as at December 31, 2023:

Date of Issue	Exercise Price (C$)	Expiry Date	December 31, 2022	Exercised	Expired	December 31, 2023
May 28, 2020	$1.20	May 28, 2023	25,000,000	(25,000,000)	–	–

During the year ended December 31, 2023, the Company received proceeds from exercises of 25,000,000 common share purchase warrants totaling $21,951 (C$30,000), representing all outstanding warrants of the Company.

13.	Exploration expenditures

The Company’s exploration expenditures by activity are as follows:

For the year ended December 31,	2023	2022
Salaries, geological consultants and support, and travel	$8,775	$16,562
Site preparation, supplies, field and general	8,195	10,538
Drilling and drilling related costs	4,339	14,313
Assay and analysis	502	2,872
Community relations, environmental and permitting	7,303	5,455
Concession fees	565	448
Studies	42	675
Reclamation provision	304	(154)
Amortization	928	783
	$30,953	$51,492

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments.

The Company’s exploration expenditures by jurisdiction are as follows:

For the year ended December 31,	2023	2022
Ecuador	$29,365	$49,784
Chile	306	325
Mexico	176	137
Peru and other	1,106	1,246
	$30,953	$51,492

14.	General and administrative expenditures

For the year ended December 31,	2023	2022
Share-based compensation	$5,134	$3,509
Salaries and benefits	2,251	2,353
Office and other	736	756
Filing and regulatory fees	217	219
Professional fees	1,425	1,332
Marketing and travel	455	647
	$10,218	$8,816

15.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

As at December 31,	2023	2022
Mexico	$19,755	$19,756
Ecuador	2,627	3,201
Chile	12	271
Peru	32	40
Canada	6	7
	$22,432	$23,275

Information about the Company’s impairment losses by jurisdiction is detailed in Note 6 and exploration expenditures by jurisdiction is detailed in Note 13.

16.	Non-controlling interest

The Company, through its 60% ownership of Minera Torre de Oro, S.A.P.I. de C.V., controls the La Verde project, with a non-controlling interest accounting for the 40% owned by a subsidiary of Teck Resources Ltd.

Summarized financial information for the La Verde project is as follows:

As at December 31,	2023	2022
Current assets	$5	$56
Non-current assets	19,743	19,741
Current liabilities	17	45

For the year ended December 31,	2023	2022
Net loss	$189	$148
Attributable to shareholders of the Company	114	89
Attributable to non-controlling interest	75	59

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

17.	Income tax

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss before income taxes. These differences result from the following items:

For the year ended December 31,	2023	2022
Loss before income taxes	$(41,083)	$(58,716)
Combined federal and provincial income tax rates	27%	27%
Expected income tax recovery	$(11,092)	$(15,853)
Non-deductible expenses	1,679	1,367
Change in fair value of derivatives	(62)	(372)
Difference in tax rates in foreign jurisdictions	564	965
Tax effect of temporary differences for which no tax benefit has been recognized	9,768	13,781
Foreign exchange and other	(857)	112
Income tax recovery	$–	$–

Unused tax losses and other deductible temporary differences for which deferred tax assets have not been recognized are as follows:

As at December 31,	2023	2022
Non-capital losses (see below for expiry)	$36,183	$31,243
Exploration and evaluation expenditures	149,503	120,941
Other	1,403	957
	$187,089	$153,141

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has not recognized deferred tax assets for any temporary differences as their utilization is not considered probable at this time.

The non-capital losses may be applied to reduce future taxable income. The loss carry-forwards are in respect of Canadian, Peruvian, Chilean, Mexican, Ecuadorian and United States of America operations and expire as follows:

As at December 31,	2023	Expiry	2022	Expiry
Canada	$17,654	2033-2043	$12,482	2033-2042
Peru	4,001	2024-2027	3,255	2023-2026
Chile	2,501	No expiry	2,290	No expiry
Mexico	5,534	2024-2033	7,672	2023-2032
Ecuador	6,487	2024-2028	5,540	2023-2027
USA	6	No expiry	4	No expiry
	$36,183		$31,243

18.	Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

The capital of the Company includes the components of equity attributable to shareholders of the Company and loans and borrowings, net of cash and cash equivalents. Capital is summarized in the following table:

As at December 31,	2023	2022
Equity attributable to shareholders of the Company	$17,515	$20,318
Loans and borrowings	29,363	–
	46,878	20,318
Less: Cash and cash equivalents	(38,865)	(14,770)
	$8,013	$5,548

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing. The Company did not have any externally imposed restrictions as at December 31, 2023 other than those imposed by the Senior Loan. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza project.

19.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $39,606 represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in SOFR would have changed net loss by approximately $7 for the year ended December 31, 2023 (December 31, 2022 – nil).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (Note 1). In December 2023, the Company completed a financing package consisting of up to $80,000 in financing including a $60,000 Senior Loan of which $30,000 was received on closing and the remaining amount to be made available in two tranches based on achieving certain milestones, and the Company received $10,000 on issuance of common shares with an additional $10,000 of equity financing available if certain conditions are met.

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

At December 31, 2023, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$5,274	$–	$–	$–	$5,274
Lease liabilities	88	3	–	–	91
Senior loan principal and interest[1]	–	–	50,686	–	50,686
Other long-term liability	–	–	–	137	137
Office rent obligations	349	324	–	–	673
Exploration expenses and other	80	–	–	–	80
	$5,791	$327	$50,686	$137	$56,941

[1]	The interest is calculated using the interest rate in effect at December 31, 2023.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2023, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at December 31, 2023, cash of $37,245 (December 31, 2022 – $83), loans and borrowings of $29,363 (December 31, 2022 – nil), and accounts payable and accrued liabilities of $94 (December 31, 2022 - $91) are denominated in the US dollar. For the year ended December 31, 2023, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss is $378 (December 31, 2022 – $1).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

20.	Fair value measurements

The carrying values of cash and cash equivalents, amounts receivable, due from a related party, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. The fair value of loans and borrowings is $30,087. There were no transfers between fair value levels in the periods presented.

21.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the years ended December 31, 2023 and 2022 is comprised of the following:

For the year ended December 31,	2023	2022
Share-based compensation	$4,029	$2,768
Salaries and benefits	1,069	1,103
Professional fees	602	595
	$5,700	$4,466

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Executive Chairman and a major shareholder of the Company. Total amount charged by Augusta for the year ended December 31, 2023 was $602 (December 31, 2022 – $595).

Solaris Resources Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(In thousands of United States dollars, unless otherwise noted)

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on December 31, 2023 was approximately $656 (December 31, 2022 – $1,028), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the year ended December 31, 2023 and 2022:

For the year ended December 31,	2023	2022
Salaries and benefits	$2,071	$2,132
Office and other	412	429
Filing and regulatory fees	54	79
Marketing and travel	20	20
	$2,557	$2,660

At December 31, 2023, amounts in prepaids and other include $25 due from a related party (December 31, 2022 – $45) with respect to this arrangement.

22.	Commitments

The Company is committed to payments for office leases premises through 2026 in the total amount of approximately $673 based on the Company’s current share of rent paid. Payments by fiscal year are:

2024	$349
2025	169
2026	155

The Company is committed to payments related to exploration expenses and other of $80 in 2024.

23.	Supplemental cash flow information

For the year ended December 31,	2023	2022
Non-cash items:
Accrued share issuance and finance costs	$376	$–
Capitalized interest expense	$87	$–
Shares issued on vesting or redemption of RSUs	$–	$149
Right of use asset acquired	$–	$92

24.	Subsequent event

On January 11, 2024, the Company announced that it has entered into a subscription agreement in respect of an approximately C$130,000 private placement of common shares of Solaris by an affiliate of Zijin Mining Group Co., Ltd. at a subscription price of C$4.55 per Common Share (the “Private Placement”). The closing of the Private Placement is subject to customary conditions precedent and applicable regulatory approvals, including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China.